BTQ Technologies Expands Global Footprint with New Australian Entity, BTQ AU

● BTQ Global Expansion: BTQ Technologies Corp. has successfully incorporated and registered its Australian entity, BTQ Technologies Australia Pty Ltd (BTQ AU), with the Australian Securities and Investments Commission (ASIC) as of June 7, 2024.

● Strategic Focus: BTQ AU aims to advance research in quantum algorithms to enhance communication security and efficiency, leveraging Sydney's robust quantum ecosystem and collaborating with leading local quantum computer scientists.

● Educational and Collaborative Commitment: BTQ AU is dedicated to nurturing future quantum technology specialists through partnerships with Macquarie University and the Sydney Quantum Academy, providing supervision and internships for PhD students, and participating in the Australian Quantum Software Network.

Vancouver, British Columbia, June 17, 2024 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce the incorporation and registration of its Australian entity, BTQ Technologies Australia Pty Ltd (BTQ AU), with the Australian Securities and Investments Commission (ASIC) as of June 7, 2024.

With a strong foundation and strategic partnerships in place, BTQ AU plans to advance its research and development efforts in quantum algorithms to enhance the security and efficiency of communications. Located in The Quantum Terminal, which forms part of Australia's largest tech and innovation-focused hub, Tech Central, BTQ AU leverages Sydney's vibrant quantum ecosystem. Tech Central strives to forge history and culture with technology to create cutting-edge environments for the next generation of tech businesses. By bridging its expertise in post-quantum cryptography with Australia's leading quantum computer scientists, BTQ AU is committed to contributing to the global quantum technology landscape and ensuring quantum-safe security for future digital networks.

BTQ AU is not only focusing on technological advancements but also on nurturing the next generation of quantum technology specialists. Through its partnerships with Macquarie University and the Sydney Quantum Academy, BTQ AU is actively involved in providing supervision and internships for PhD students. This commitment to education and collaboration ensures that BTQ AU stays at the forefront of quantum research and development while fostering a robust talent pipeline for the industry.

"Sydney is the ideal location for BTQ Australia to establish itself, offering an opportunity to collaborate and integrate with Sydney's flourishing quantum ecosystem and harness the incredible local talent pool Australia has to offer," said Peter Rohde, BTQ's Senior Quantum Researcher. "Sydney's quantum community provides the perfect bridge between BTQ's existing strength in post-quantum cryptography and Australia's world-class quantum computer scientists to realize quantum-safe security."

"The incorporation of BTQ Australia, located in The Quantum Terminal, Sydney, solidifies the company's presence in the Australian quantum ecosystem," said Gavin Brennen, BTQ's Quantum Information Advisor. "The team, consisting of senior quantum information and classical cryptography researchers, is focused on developing quantum algorithms for secure and energy-efficient communications. BTQ Australia has a continuing research collaborative agreement with Macquarie University and is an industry partner with the Sydney Quantum Academy in the CSIRO 'Creating the Next Generation of Quantum Technology Specialists' program, providing supervision and internships for PhD students in quantum technologies. BTQ Australia is also a partner in the Australian Quantum Software Network."

About BTQ

BTQ was founded by a group of post-quantum cryptography with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.